VIA EDGAR

December 24, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	William H. Thompson, Accounting Branch Chief
Adam Phippen, Staff Accountant

Re:	Oakridge International Corporation
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed on October 14, 2014
File No. 1-35640

Dear Sirs,

We refer to the letter dated December 9, 2014 in respect to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Oakridge International Corporation’s (the “Company”) Form 10-K Amendment (“Amendment No. 1”) filed on October 14, 2014.

The numbered paragraphs below correspond to the numbered comments in the Staff's letter and Staff's comments are presented in bold italics.

1.	We note that you filed an amendment on October 17, 2014 for the sole purpose of providing the exhibits omitted from the initial filing. However, the amendment did not include the entire periodic report. Please file another amendment that includes the entire periodic report as well as new, updated certifications.

Our response as below:

We have filed the entire periodic report in this amendment including the 10-K content, exhibit 31.1, 31.2, 32.1 32.2 and 101.

Signatures, page 22

2.	We note that the first signature of your chief executive officer on the registrant's behalf is not dated. Please revise to include the date of the chief executive officer's signature on the registrant's behalf. Please refer to the signature section of Form 10-K.

Our response as below:

We have added the date of the Chief Executive Officer's signature on the registration's behalf on Page 22 signature section in this amendment.

3.	The report must also be signed on behalf of the registrant by its controller or principal accounting officer. Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Refer to General Instruction D of Form 10-K. Please revise to indicate which individual signing the report is your controller or principal accounting officer.

Our response as below:

We have added the Chief Financial Officer's signature on Page 22 signature section in this amendment.

Should the Staffs have any other questions or comments regarding the foregoing, please do not hesitate to contact us.

Sincerely,

/s/ Dr. Herbert Ying Chiu Lee

___________________

Dr. Herbert Ying Chiu Lee

President and CEO

Oakridge International Corporation